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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For                           June 18 and 22 and July 22                  1999
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                                QUEBECOR PRINTING INC.
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                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
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                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F   X
         -----                                        ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No  X
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                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K



June 18, 1999 (#09/99)
June 22, 1999 (#10/99)
July 22, 1999 (#12/99)

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June 18, 1999                                                           9/99

FOR IMMEDIATE RELEASE


                  QUEBECOR PRINTING TO DIVEST BA BANKNOTE DIVISION


MONTREAL - Quebecor Printing announced today the Company has signed a Letter of Intent with Munich-based German banknote printer Giesecke & Devrient GmbH for the divestiture of Quebecor Printing's BA Banknote Ottawa division. The divestiture is in keeping with Quebecor Printing's objective to focus on its core commercial printing businesses and follows the recent divestitures of its check and credit card operations. The transaction is subject to due diligence and regulatory approval.

"As we continue our growth strategy as a global printer, it is becoming more and more important to maintain a concentrated strategic focus on our core printing businesses," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "This divestiture is another step in that direction. Giesecke & Devrient is purchasing an outstanding facility with a strong customer base that will strengthen their worldwide market position."

BA Banknote is presently a stand-alone operation with a world market share of 8% in commercial banknote printing. Its sales make up less than 1% of Quebecor Printing's consolidated annual revenues. Quebecor Printing believes BA Banknote will be able to better serve Canadian and international banknote customers by being part of a larger international network of facilities such as those operated by Giesecke & Devrient, the world's second largest commercial banknote printer. Quebecor Printing will maintain a minority position in BA Banknote to facilitate the integration of the companies and the maintenance of BA Banknote's customer relationships.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.


                                       - 30 -
FOR FURTHER INFORMATION:
John Paul Macdonald
Director Communications
(514) 877-5317
(800) 567-7070

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June 22, 1999                                                           10/99

FOR IMMEDIATE RELEASE                                              Page 1 of 2


         QUEBECOR PRINTING OBTAINS US $325 MILLION PRINTING CONTRACT

         SIGNS MAGAZINE CONTRACT EXTENSION WITH ASSOCIATED NEWSPAPERS


LONDON - Quebecor Printing announced today a contract extension with British newspaper publisher Associated Newspapers Ltd. subsidiary HQL for the printing of four of its most popular magazine newspaper supplements: WEEKEND, YOU Magazine, NIGHT AND DAY and ES MAGAZINE. The value of the contract extension is in excess of US $325 million (L200 million), excluding paper sales, and runs for a period of seven years.

"I believe this to be the largest magazine printing contract in Europe and certainly the most complex," said Murdoch MacLennan, Group Managing Director of Associated Newspapers. "This contract had been under negotiation for some time, but the key driver to our eventually reaching agreement was Quebecor Printing's demonstrated willingness to invest in new plant to guarantee secure production of our expanding circulations. Importantly, we also believe in the management of the Company and their commitment to our products."

"This contract extension is a direct result of our commitment to Associated Newspapers and their flagship publications, the DAILY MAIL, the MAIL ON SUNDAY and THE EVENING STANDARD," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "We take great pride that our timely investments in new technology and the dedication of our UK employees have enabled us to grow with ANL and their 60% volume increase since we first signed our original contract with them in 1995. Further investment in the UK is fully supported by the security of a long term contract from this anchor account."

Under the terms of the contract, Quebecor Printing will print over eight million magazines a week from its British plant in Corby, Northamptonshire and from its rotogravure facility in Lille, France. The magazine supplements are extremely popular and are considered a key element in the publications large circulation increase over the last few years. Investments to expand Corby's plant's capacity by 50% are now in process.

WEEKEND (3.5 million copies per week) is a TV listing and features magazine that is included in the Saturday edition of the DAILY MAIL and is recognized as the biggest and best in its field. THE MAIL ON SUNDAY newspaper includes YOU (2.5 million copies per week), a quality magazine with particular appeal to women and NIGHT AND DAY (1.9 million copies per week), a features and arts supplement. ES MAGAZINE (0.5 million copies per week) is an entertainment and lifestyle magazine inserted in THE EVENING STANDARD.

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June 22, 1999                                                        10/99

FOR IMMEDIATE RELEASE                                             Page 2 of 2

        QUEBECOR PRINTING OBTAINS US $325 MILLION PRINTING CONTRACT

        SIGNS MAGAZINE CONTRACT EXTENSION WITH ASSOCIATED NEWSPAPERS

Associated Newspapers is a subsidiary of Daily Mail and General Trust Plc, one of Britain's longest-established and most successful media companies. With its origins going back to the launch in 1896 of the DAILY MAIL, the Company now has interests around the world in national and regional newspapers, television, radio, exhibitions and information publishing.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                        -30-


SEE CCN'S PHOTOS ON THE CANADIAN PRESS NETWORK

FOR FURTHER INFORMATION:


John Paul Macdonald        Michel P. Salbaing
Director, Corporate        President
  Communications           Quebecor Printing Europe
Quebecor Printing Inc.     33 1 55 62 11 11
(514)877-5317
(800)567-7070

John Dickin
Managing Director
Quebecor Printing (UK) Plc
44 1 536 74 74 74

                                                                Page 5 of 9
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July 22, 1999                                                           12/99
FOR IMMEDIATE RELEASE                                             Page 1 OF 3

            QUEBECOR PRINTING'S SECOND QUARTER EARNINGS PER SHARE UP 19%


MONTREAL - Quebecor Printing Inc. announced today second quarter earnings available to holders of equity shares of US $43 million, an increase from US $36 million for the same period in 1998. Earnings per share increased 19% to US $0.37 from US $0.31 in 1998. Revenues increased 6% to US $944 million, compared to US $890 million in 1998.

For the six months ended June 30, 1999, net income available to holders of equity shares rose to US $65 million from US $54 million last year. Earnings per share increased 19% to US $0.56 from US $0.47 in 1998. Revenues for the period were US $1.9 billion, up 5% from US $1.8 billion last year.

The Company's performance for the quarter was marked by an increase in the consolidated operating margin to 8.7% from 8.0% for the same period in 1998. This increase was due, in part, to a 1.1% increase in the United States operating margin as newly retooled plants showed improved efficiency and productivity. Operating margins were also up in the Company's Canadian operations despite the loss of operating income resulting from the divestiture of the Company's check business.

In Europe, although lower volume and pricing pressure was felt in France, recent acquisitions Quebecor Printing Norden and Cayfo performed according to plan. In South America, the operating environment remains difficult with a reduction of export volume to Brazil. This was offset, however, by strict cost control measures combined with the strong performance of the Company's Peruvian operation.

In June, Quebecor Printing closed its public offering of 6.5 million Subordinate Voting Shares for net proceeds of CDN $228 million which were applied to the reduction of bank indebtedness. Free cash flow from operations net of capital expenditures and preferred share dividends for the six month period ended June 30, 1999 was US $173 million compared to a deficit of US $10 million last year.

Subsequent to the quarter's end, the Company announced the signing of a definitive merger agreement pursuant to which Quebecor Printing will acquire all of the shares of World Color Press, Inc., one of the United States' leading commercial printers, in a transaction valued at approximately US $2.7 billion. The acquisition is the largest in the history of the printing industry and will make the newly merged Company, to be named Quebecor World Inc., the largest independent commercial printer in the world serving customers in magazines, catalogs, books, retail inserts and circulars and specialty/direct mail printing with operations in 14 countries on four continents.

The definitive merger agreement provides for the acquisition by a subsidiary of Quebecor Printing pursuant to a tender offer to purchase for cash up to
23.5 million shares of common stock representing approximately 62% of the outstanding shares of World Color to be followed by a merger with World Color. The offer is open for acceptance until 12:00 Midnight (Eastern Time) on August 12, 1999.

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July 22, 1999                                                           12/99
FOR IMMEDIATE RELEASE                                             PAGE 2 OF 3


"We have demonstrated once again the validity of our strategy and our management expertise by delivering increased earnings to our shareholders," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "The World Color merger will further strengthen our global position as a leader in customer service, technology, cost control and in the management of economies of scale. With this merger, we are poised to reach new highs in shareholder and customer value."

The Board of Directors declared a dividend of US $0.07 per share on the Multiple Voting Shares and Subordinate Voting Shares. This dividend is payable on September 1, 1999 to shareholders of record at the close of business on August 9, 1999. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. This dividend is payable on September 1, 1999 to shareholders of record at the close of business on August 9, 1999.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.


                                        -30-


FOR MORE INFORMATION:


Christian M. Paupe                    John Paul Macdonald
Executive Vice President              Director, Corporate Communications
Quebecor Printing Inc.                (800) 567-7070
(800)567-7070                         (514) 954-0101
(514) 954-0101




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

July 22, 1999                                                                                     12/99
FOR IMMEDIATE RELEASE                                                                       Page 3 of 3

(In millions of US dollars, except per share data)               3 MONTHS                     6 MONTHS

                                                       1999      1998      CHANGE      1999      1998      CHANGE
                                                       ----------------------------------------------------------
SEGMENTED INFORMATION
---------------------
REVENUES
United States.......................................   460.4     481.2     (4.3%)    928.7       982.3    (5.5%)

Canada..............................................   243.6     237.2      2.7%     464.1       460.5     0.8%

Europe..............................................   219.3     152.6     43.7%     422.3       295.8    42.8%

South America.......................................    20.8      17.6     18.4%      40.5        30.7    31.7%

OPERATING INCOME

United States.......................................    38.0      34.7      9.5%      60.4        59.2     2.1%

Canada..............................................    27.1      23.0     17.8%      43.4        37.0     17.3%

Europe..............................................    14.3      11.1     28.4%      24.4        17.8     36.8%

South America.......................................     0.9       1.5    (38.6%)      3.3         2.4     40.1%

OPERATING MARGIN

United States.......................................     8.3%      7.2%                6.5%        6.0%

Canada..............................................    11.1%      9.7%                9.3%        8.0%

Europe..............................................     6.5%      7.3%                5.8%        6.0%

South America.......................................     4.5%      8.6%                8.2%        7.7%

CONSOLIDATED RESULTS
--------------------
Revenues............................................   944.3     890.2      6.1%   1,854.8     1,772.1      4.7%

Operating income before depreciation & amortization.   145.3     128.9     12.8%     259.4       232.1     11.8%

Operating income....................................    81.9      71.5     14.7%     134.9       118.9     13.5%

Net income..........................................    45.9      38.9     17.8%      70.1        59.6     17.6%

Net income available for holders of equity shares...    43.3      36.4     19.2%      65.1        54.4     19.6%

INCOME AS % OF REVENUES
-----------------------
Operating income before depreciation & amortization.    15.4%     14.5%               14.0%       13.1%

Operating income....................................     8.7%      8.0%                7.3%        6.7%

PER SHARE DATA ($ US)
---------------------
Cash flow from operations...........................   $0.99     $0.88               $1.75       $1.57

Net income..........................................   $0.37     $0.31               $0.56       $0.47

PER SHARE DATA ($ CDN)*
-----------------------
Cash flow from operations...........................   $1.46     $1.28               $2.60       $2.26

Net income..........................................   $0.55     $0.46               $0.83       $0.68

REVENUES BY PRODUCT SEGMENT(%)
------------------------------
Magazines...........................................    29.4%     29.3%               30.6%       29.0%

Inserts and circulars...............................    22.6%     19.0%               20.8%       19.4%

Catalogs............................................    13.7%     15.8%               14.5%       15.9%

Books...............................................    14.2%     13.4%               13.9%       13.9%

Specialty printing and direct mail..................     9.3%     10.2%                9.6%       10.4%

Directories.........................................     5.3%      5.3%                4.9%        4.9%

Related Services and CD-ROM.........................     4.6%      4.5%                4.8%        4.5%

Bonds; Banknotes and Others.........................     0.9%      2.5%                0.9%        2.0%

* For reference only - subject to fluctuations of the exchange rate.

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                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:       (s)     CLAUDINE TREMBLAY
                           --------------------------------
                    Name:             Claudine Tremblay
                    Title:            Assistant Secretary




Date: July 22, 1999









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